Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges presented below should be read together with our consolidated financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity income from fixed charges and distributed income of equity less interest capitalized and income of noncontrolling interests. Fixed charges consists of interest on indebtedness plus the amortization of deferred debt issuance costs.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

Ratio of earnings to fixed charges(1)	-.07	-.25	-.57	.16	.55

(1)	The earnings deficiency was $34.3 million, $47.4 million, $30.2 million, $15.3 million, and $8.9 million for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.